FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2005

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                      Form 20-F __X__      Form 40-F _____

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                              Yes ____     No __X__

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
                                82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC
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This Form 6-K consists of:

         The announcement on entering into transfer agreement with Jiangsu Yueda by Huaneng Power International, Inc.(the "Registrant") on May 26th 2005 to acquire from Jiangsu Yueda its 26.36% equity interest in Huaiyin Power Plant Phase I for a consideration of RMB220 million, made by the Registrant in English on June 3, 2005.





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                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              _______________





                          Name:    Huang Long

                          Title:   Company Secretary



Date: June 3, 2005


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                               (Stock Code: 902)

                             CONNECTED TRANSACTION



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o     On 26th May 2005, the Company entered into the Transfer Agreement with
      Jiangsu Yueda, pursuant to which the Company agreed to acquire from Jiangsu Yueda its 26.36% equity interest in Huaiyin Power Plant Phase I for a consideration of RMB220 million. The purchase price will be funded by the Company's internal cash surplus. The purchase price was determined on arm's length terms.

o Huaiyin Power Plant Phase I is a non wholly-owned subsidiary of the Company. As a substantial shareholder of Huaiyin Power Plant Phase I holding 26.36% interest thereof, Jiangsu Yueda is a connected person to the Company. The transaction as contemplated by the Acquisition thus constitutes a connected transaction to the Company.

o Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Acquisition are all less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders' approval requirements.
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Background

The Company develops, constructs, operates and manages large-scale power plants throughout China. It is one of the largest independent power producers in China which owns a total generation capacity of 21,418 MW on an equity basis.

Jiangsu Yueda is a joint stock limited company incorporated in the PRC with its shares listed and traded on the Shanghai Stock Exchange. Jiangsu Yueda is engaged in investing in various industrial sectors, including tractors, textiles, automobile, infrastructure and biological pharmacy. Before the Acquisition, it holds 26.36% interest in Huaiyin Power Plant Phase I. As a substantial shareholder of the Company's subsidiary, Huaiyin Power Plant Phase I, Jiangsu Yueda is a connected person to the Company under the Hong Kong Listing Rules.

Transfer AGREEMENT

Date:                                    26th May 2005
Parties:                                 Seller: Jiangsu Yueda

                                         Purchaser: the Company
Interest to be acquired:                 equity interest representing 26.36%
                                         of the registered capital of Huaiyin
                                         Power Plant Phase I.

Consideration:                           The consideration for the purchase of
                                         26.36% equity interest in Huaiyin
                                         Power Plant Phase I is RMB220 million,
                                         payable in cash on the third day upon
                                         the fulfillment of the conditions. In
                                         case that before the date of Closing,
                                         Huaiyin Power Plant Phase I declares
                                         any dividends or makes any
                                         distributions in respect of the
                                         earnings in 2004 and for the period
                                         from 1st January 2005 to the date of
                                         Closing, the purchase price shall
                                         adjust downwards by deducting the
                                         amount of the dividends declared or
                                         the distributions made. The purchase
                                         price was determined with reference
                                         to, inter alia, the net asset value of
                                         Huaiyin Power Plant Phase I as at 31st
                                         December 2004 as well as the
                                         profitability of Huaiyin Power Plant
                                         Phase I.

Conditions:                              The acquisition is subject to the
                                         approval by the shareholders of
                                         Jiangsu Yueda.

REASONS FOR THE ACQUISITION

After the completion of the Acquisition, the total generation capacity of the Company on an equity basis will increase by 116MW from 21,418MW to 21,534MW.

The Directors believe that the Acquisition price and terms are fair and reasonable to the Company and its shareholders. This transaction will enlarge the Company's operating scale and benefit the Company and its shareholders.

INFORMATION REGARDING HUAIYIN POWER PLANT PHASE I

Huaiyin Power Plant Phase I was constructed in the early 1990's. It is located in the hinterland of the North Jiangsu Power Grid. The plant's 2 X 200MW PRC-built coal-fired generating units commenced operation in November 1993 and August 1994 respectively. In order to reduce energy consumption and increase capacity, one generating unit of Huaiyin Power Plant Phase I was upgraded in October 2001, which increased the maximum generation capacity of that unit to 220MW. The upgrading of the second generation unit was completed in 2002 and by then the actual generation capacity of Jiangsu Huaiyin Power Plant reached 440MW.

The coal supply for Huaiyin Power Plant Phase I is primarily from Anhui Province, Shanxi Province, Henan Province and Shaanxi Province. Electricity generated by Huaiyin Power Plant Phase I is transmitted to the Jiangsu Power Grid through 110kV and 220kV transmission lines.

The following sets out certain unaudited financial information of Huaiyin Power Plant Phase I as at 31st December 2003 and 2004 and for the years then ended, prepared in accordance with International Financial Reporting Standards:


                                                    (RMB)                 (RMB)
                                            31st December         31st December
                                                     2003                  2004

Revenue from principal business                660,206,656          779,762,944
Operating profit                               166,633,184          120,342,722
Net profit before taxation                     118,214,873          115,508,072
Net profit after taxation                       82,788,410           78,016,002
Total assets                                 1,500,376,856          913,885,631
Net assets                                     640,485,594          618,821,596


Upon Closing, the Company will hold 90% interest in Huaiyin Power Plant Phase I while the remaining 10% interest is held by Jiangsu Power Development Joint Stock Limited Company.

CONNECTED TRANSACTION Under Hong Kong Listing Rules

The Acquisition constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Acquisition are all less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders' approval requirements.

The Directors (including independent non-executive Directors) are of the opinion that the Transfer Agreement was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and
(iii) on terms that are fair and reasonable and the Transfer Agreement is in the interests of the Company and its shareholders as a whole.

Definitions

"Acquisition"                            the purchase by the Company of the
                                         26.36% interest in Huaiyin Power Plant
                                         Phase I from Jiangsu Yueda;

"Closing"                                the closing of the Acquisition;

"Company"                                Huaneng Power International, Inc.;

"Directors"                              the directors of the Company;

"Hong Kong Listing Rules"                the Rules Governing the Listing of
                                         Securities on the Hong Kong Stock
                                         Exchange;

"Huaiyin Power Plant Phase I" Jiangsu Huaneng Huaiyin Power Limited Company, a company incorporated in the PRC with limited company;

"Jiangsu Yueda"                          Jiangsu Yueda Investment Limited
                                         Company which is incorporated in the
                                         PRC;

"PRC"                                    the People's Republic of China;

"RMB"                                    the lawful currency of the PRC;

"Stock Exchange"                         The Stock Exchange of Hong Kong
                                         Limited;

"Transfer                                Agreement" the transfer agreement
                                         dated 26th May 2005 entered into
                                         between the Company and Jiangsu Yueda
                                         relating to the purchase of the 26.36%
                                         interest in Huaiyin Power Plant Phase
                                         I.

                                                  By Order of the Board
                                            Huaneng Power International, Inc.
                                                        Huang Long
                                               Director, Company Secretary

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As at the date of this announcement, the Board comprises:

Xiaopeng                                 Qian Zhongwei
(Executive director)                     (Independent non-executive director)
Huang Yongda                             Xia Donglin
(Executive director)                     (Independent non-executive director)
Wang Xiaosong                            Liu Jipeng
(Non-executive director)                 (Independent non-executive director)
Na Xizhi                                 Wu Yusheng
(Non-executive director)                 (Independent non-executive director)
Huang Long                               Yu Ning
(Executive director)                     (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
3rd June 2005